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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Millennium Pharmaceuticals, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
599902103 (CUSIP Number)
Jose M. de Lasa Senior Vice President, Secretary and General Counsel Abbott Laboratories 100 Abbott Park Road Abbott Park, Illinois 60064-6400 (847) 937-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 27, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 599902103	13D	Page 1 of 3 Pages

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Abbott Laboratories #36-0698440

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power 14,802,914
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 14,802,914

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,802,914

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 4.9%

(14)	Type of Reporting Person CO

        The following information amends and supplements the Schedule 13D filed on March 12, 2003 (the "Schedule 13D"), and the First Amendment to the Schedule 13D filed on May 15, 2003 (the "First Amendment").    Capitalized terms used but not otherwise defined herein shall have the same meanings assigned to those terms in the Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        (a)   As of May 27, 2003, Abbott was the beneficial owner of 14,802,914 shares of Common Stock (the "Shares"), representing approximately 4.9% of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission ("SEC") for the quarterly period ended March 31, 2003.

        (b)   Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

        (c)   In the past 60 days, Abbott has effected the following open market sales of the Common Stock:

Date	Number of Shares Sold	Average Price Per Share
May 21, 2003	65,000	$13.4985
May 22, 2003	295,000	$14.1001
May 23, 2003	140,000	$14.2432
May 27, 2003	175,000	$15.0626
May 28, 2003	30,000	$15.4833

        (e)   Based on Abbott's review of the Issuer's Form 10-Q Quarterly Report for the quarterly period ended March 31, 2003, Abbott ceased to be the beneficial owner of more than 5% of the Common Stock on May 27, 2003.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2003	ABBOTT LABORATORIES
	By:	/s/ THOMAS C. FREYMAN
	Name:	Thomas C. Freyman
	Title:	Senior Vice President, Finance and Chief Financial Officer

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SIGNATURE